FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: April 22, 2004                                                   By :    /s/Harvey Keats/s/
                                                                    Title:     President

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.       Reporting Issuer

KNIGHT RESOURCES LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.       Date of Material Change

April 22, 2004

Item 3.       Press Release

News release dated April 22, 2004 was issued in Vancouver, BC and disseminated through
Canada Stockwatch and Market News.
.

Item 4.       Summary of Material Change

The Issuer reports that the Issuer has become aware that Novawest Resources Inc. of Vancouver, BC, has commenced litigation in the Supreme Court of British Columbia against Anglo American Exploration (Canada) Ltd. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Project. Pursuant to an Option and Joint Venture Agreement dated March 26, 2003, the Issuer has the right to earn a 49% interest in the West Raglan Project from Anglo American.

Item 5.       Full Description of Material Change

The Issuer reports that the Issuer has become aware that Novawest Resources Inc. of Vancouver, BC, has commenced litigation in the Supreme Court of British Columbia against Anglo American Exploration (Canada) Ltd. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Project. Pursuant to an Option and Joint Venture Agreement dated March 26, 2003, the Issuer has the right to earn a 49% interest in the West Raglan Project from Anglo American.

The Issuer is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

The Issuer has been advised by Anglo American that they will be defending their ownership of the West Raglan Project claims. The Issuer is proceeding with the previously announced $4.4 million 2004 exploration program on the West Raglan Project. The 2004 program is expected to begin in June.

Item 6.       Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.       Omitted Information

N/A.

Item 8.       Senior Officers

HARVEY KEATS
PRESIDENT           Telephone: (604) 684-6535

Item 9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 22nd day of April, 2004.

KNIGHT RESOURCES LTD.

Per:

"Harvey Keats"
Harvey Keats,
President